July 6, 2007

Mail Stop 4561

Mr. Richard J. Wrensen
Chief Executive Officer
Capital Alliance Income Trust Ltd., A Real Estate Investment Trust
100 Pine Street
Suite 2450
San Francisco, CA 94111

> **Re: Capital Alliance Income Trust Ltd., A Real Estate Investment Trust**
> **Form 10-KSB for the year ended December 31, 2006**
> **Form 10-QSB for the quarter ended March 31, 2007**
> **Filed April 2, 2007**
> **File No. 1-12941**

Dear Mr. Wrensen:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Management's Discussion and Analysis or Plan of Operation, page 11

Overview, page 11

1.   We note that you intend to discontinue CAFC's mortgage banking business and monetize its assets. In that regard, please advise us why you have not presented

the operations of CAFC as discontinued in your financial statements. Refer to paragraphs 42 – 43 of SFAS 144.

Consolidated Statements of Cash Flows, page F-5

2.   Please advise us why you have categorized the net amount of all cash flows related to the discontinuance of operations of CAFC as an investing activity. According to paragraph 14 of SFAS 95, a statement of cash flows shall classify cash receipts and cash payments as resulting from investing, financing, or operating activities. It is not appropriate to aggregate operating, investing and financing cash flows from discontinued operations into a single line item or within one category.

Note 6. Warehousing facilities to related parties, page F-10

3.   Please confirm to us whether interest earned on the line of credit to CAFC was eliminated in consolidation or whether it is reflected in your consolidated financial statements. If the interest income is included in revenues, please revise to eliminate it or advise us why a revision is unnecessary.

Exhibit 31

4.   We note that the certifications attached to your Form 10-KSB are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Certain portions of the certifications relating to internal control over financial reporting may be omitted as stated in Section III.E of SEC Release No. 33-8238. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with separate certifications of your current principal executive officer and principal financial officer in the form currently set forth in Item 601(b)(31) of Regulation S-B. Please also amend the certifications filed in the March 31, 2007 Form 10-QSB.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief